DESCRIPTION OF SECURITIES
This summary of general terms and provisions of the capital stock of Black Hills Corporation (the “Company,” “we” and “our”) does not purport to be complete and is subject to and qualified by reference to our Restated Articles of Incorporation (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws,” and together with the Articles, our “Governing Documents”), each of which is included as an exhibit to the Company’s most recent annual report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please refer to our Governing Documents and to the applicable provisions of the South Dakota Business Corporation Act. Our common stock is our only class of securities that is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, without par value.
Common Stock
The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders may use cumulative voting for the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, holders of our common stock are entitled to receive equally dividends as they may be declared by our board of directors out of funds legally available for the payment of dividends. Our revolving credit facility and other debt obligations contain restrictions on the payment of cash dividends upon a default or event of default. In the event of our liquidation or dissolution, holders of our common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock.
Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities.
Preferred Stock
Our board of directors has the authority, without further action by our shareholders, to issue shares of undesignated preferred stock from time to time in one or more series and to fix the related number of shares and the designations, voting powers, preferences, optional and other special rights, and restrictions or qualifications of that preferred stock. The rights, preferences, privileges and restrictions or qualifications of different series of preferred stock may differ from common stock and other series of preferred stock with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of additional series of preferred stock could:

•	decrease the amount of earnings and assets available for distribution to holders of common stock and other series of preferred stock;

•	adversely affect the rights and powers, including voting rights, of holders of common stock and other series of preferred stock; or

•	have the effect of delaying, deferring or preventing a change in control.

Special Meetings of Shareholders
Our Bylaws provide that special meetings of the shareholders may be called by a majority of our board of directors and shall be called by our board of directors upon the written demand of the holders of at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting.
Notice Requirements for Shareholder Proposals and Director Nominees
Shareholders wishing to nominate a director or to propose other action at an annual meeting must generally give advance written notice of such nomination or proposal that complies with Article I, Section 9, of our Bylaws to the Secretary of the Company not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding year’s annual meeting.

Anti-Takeover Effects of South Dakota Law and Provisions of Our Governing Documents
South Dakota law and our Governing Documents contain certain provisions that may be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.
Control Share Acquisitions
We have elected in our Articles not to be subject to the control share acquisition provisions of the South Dakota Domestic Public Corporation Takeover Act, which would otherwise apply to us. These provisions provide generally that the shares of a publicly held South Dakota corporation acquired by a person that exceed the thresholds of voting power described below will have the same voting rights as other shares of the same class or series only if approved by:

•	the affirmative vote of the majority of all outstanding shares entitled to vote, including all shares held by the acquiring person; and

•	the affirmative vote of the majority of all outstanding shares entitled to vote, excluding all interested shares.
Each time an acquiring person reaches a threshold, the acquiring person must deliver an information statement to the corporation and a vote must be held as described above before the acquiring person will have any voting rights with respect to shares in excess of such threshold. The thresholds which require shareholder approval before voting powers are obtained with respect to shares acquired in excess of such thresholds are 20%, 33 1/3% and 50%, respectively.
Shares acquired in the absence of such approval are denied voting rights and are redeemable at their then-current market value by the corporation within 10 days after the acquiring person has failed to give a timely information statement to the corporation or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
Business Combinations
We are subject to the provisions of Section 47-33-17 of the South Dakota Domestic Public Corporation Takeover Act. In general, Section 47-33-17 prohibits a publicly held South Dakota corporation from engaging in a “business combination” with an “interested shareholder,” unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. A business combination with the interested shareholder must be approved by (i) the board of directors of the corporation prior to the date that the person became an interested shareholder of the corporation (referred to as the person’s “share acquisition date”), (ii) the affirmative vote of all of the holders of all of the outstanding voting shares, or, under some circumstances, by the affirmative vote of the holders of a majority of the outstanding voting shares not including those shares beneficially owned by the interested shareholder or any of its affiliates or associates, (iii) the affirmative vote of the holders of a majority of the outstanding voting shares not including those shares beneficially owned by the interested shareholder or any of its affiliates or associates at a meeting no earlier than four years after the interested shareholder’s share acquisition date, or (iv) the affirmative vote of the holders of a majority of the outstanding voting shares at a meeting no earlier than four years after the interested shareholder’s share acquisition date if the business combination satisfies the conditions of Section 47-33-18 of the Act. Generally, an “interested shareholder” is a person who, together with affiliates and associates, beneficially owns, directly or indirectly, 10% or more of the corporation's voting stock. A “business combination” includes a merger, a transfer of 10% or more of the corporation's assets, the issuance or transfer of stock equal to 5% or more of the aggregate market value of all of the corporation's outstanding shares, the adoption of a plan of liquidation or dissolution, or other transaction resulting in a financial benefit to the interested shareholder.
Multiple Constituencies
The South Dakota Domestic Public Corporation Takeover Act further provides that our board, in determining whether to approve a merger or other change of control, may take into account both the long-term as well as short-term interests of us and our shareholders, the effect on our employees, customers, creditors and suppliers, the effect upon the community in which we operate and the effect on the economy of the state and nation. This provision may permit our board to vote against some proposals that, in the absence of this provision, it would otherwise have a fiduciary duty to approve.

Fair Price Provision
Our Articles require the affirmative vote of the holders of 80% or more of the outstanding shares of our voting stock to approve any “business transaction” with any “related person” or any “business transaction” in which a “related person” has an interest. However, if a majority of the continuing members of our board who are not affiliated with the related party approve the business transaction, or if the cash or fair market value of any consideration received by our shareholders pursuant to a business transaction meets certain enumerated requirements, then the 80% voting requirement will not be applicable. Generally, our Articles define a “business transaction” to include, among other things, a merger, asset or stock sale. Our Articles generally define a “related person” as any person, entity or group that, together with its affiliates and associates, beneficially owns 10% or more of our outstanding voting stock. Any amendment to our Articles to amend or repeal this provision similarly requires the affirmative vote of the holders of 80% or more of the outstanding shares of our voting stock.
Board Composition
Our Articles and Bylaws provide for a staggered board of directors divided into three classes, with the term of office of one class expiring each year. Our Articles and Bylaws also provide that our directors may be removed only for cause and by the affirmative vote of the majority of the remaining members of the board of directors. The likely effect of our staggered board of directors and the limitation on the removal of directors is an increase in the time required for the shareholders to change the composition of our board of directors.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. Our board has the authority, without further shareholder approval, to issue one or more series of preferred stock that could, depending on the terms of the series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.
Shareholder Action by Written Consent Must Be Unanimous
South Dakota law provides that any action that may be taken at a meeting of shareholders may be taken without a meeting if a written consent, setting forth the action taken, is signed by all of the shareholders entitled to vote with respect to the action taken. This provision prevents holders of less than all of our common stock from unilaterally using the written consent procedure to take shareholder action.